UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No __)*

Noble Medical Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

[NONE]

(CUSIP Number)

Trinad Capital Master Fund, Inc.
2000 Avenue of the Stars
Suite 410
Los Angeles CA, 90067
Attn.: Charles Bentz
Tel: 310-601-2500

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Capital Master Fund, Ltd. 98-0447604
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) ☒ (joint filers)
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[1]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

CO

1Based on 4,188,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 15, 2010.

2

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Management, LLC 20-0591302
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) ☒ (joint filers)
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[2]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

IA

2Based on 4,188,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 15, 2010.

3

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Advisors II, LLC 20-8107048
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) ☒ (joint filers)
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,036,069.6
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,036,069.6
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,036,069.6
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.5%[3]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

OO

3Based on 4,188,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 15, 2010.

4

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Capital International, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) ☒ (joint filers)
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

942,530.34
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

942,530.34
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,530.34
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%[4]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

CO

4Based on 4,188,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 15, 2010.

5

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Capital L.P. 20-0593276
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) ☒ (joint filers)
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,036,069.6
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,036,069.6
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,036,069.6
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.5%[5]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

PN

5Based on 4,188,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 15, 2010.

6

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Robert S. Ellin
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) ☒ (joint filers)
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[6]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

IN

6Based on 4,188,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 15, 2010.

7

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001, per share (the “Common Stock”), of Noble Medical Technologies, Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 2000 Avenue of the Stars, Suite 410, Los Angeles, California 90067.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being jointly filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital L.P., with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital L.P.

(iii)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital L.P., which principally serves as the general partner of Trinad Capital L.P., with respect to the shares directly and beneficially owned by Trinad Capital L.P.

(iv)
Trinad Capital International, Ltd., a Cayman Islands corporation, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital International, Ltd.

(v)
Trinad Capital L.P., a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital L.P.

(vi)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital L.P. that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Ellin is the managing member of Trinad Capital International, Ltd. and Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Although this Statement on Schedule 13D is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the (“Exchange Act”), or otherwise.

(b) The address of the principal business office of Trinad Capital Master Fund, Ltd., Trinad Capital L.P., Trinad Management, LLC, Trinad Advisors II, LLC and Trinad Capital International, Ltd. and of Robert S. Ellin is 2000 Avenue of the Stars, Suite 410, Los Angeles, California 90067.

8

(d)-(e)

During the last five years, none of the Reporting Persons have, nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons, (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Securities Purchase Agreement dated as of April 28, 2009 (the “Securities Purchase Agreement”) between Trinad Capital Master Fund, Ltd. (“Master Fund”) and George Elliott (“Elliott”), Master Fund sold 3,978,000 shares of the Common Stock, par value $0.0001 per share, of the Issuer (the “Issuer Shares”) in exchange for Elliot’s one share of Series B Preferred Stock of GoldSail Shipping Corporation.  In connection with the Securities Purchase Agreement, Elliott, Master Fund and ANAXMAR Segregated Portfolio entered into that certain Letter Agreement dated April 28, 2009 (the “2009 Letter Agreement”) whereby as further consideration and an inducement for Master Fund to enter into the Securities Purchase Agreement, if a transaction requiring the conversion of the Series B Preferred Stock has not been consummated on or prior to the nine month anniversary of the date of the Letter Agreement, Master Fund would be entitled to either (i) receive a fee of $400,000 (the “Trinad Fee”) or return the Issuer Shares to Master Fund in full satisfaction of the Trinad Fee.  In accordance with the terms of the Letter Agreement, Elliott has elected to return the Issuer Shares to Master Fund in full satisfaction of the Trinad Fee.  Pursuant to that certain Letter Agreement dated April 9, 2010 (the “2010 Letter Agreement”) between Master Fund and Elliott, Elliott assigned and transferred the Issuer Shares to Master Fund and the parties terminated the 2009 Letter Agreement.  The Securities Purchase Agreement, the 2009 Letter Agreement and the 2010 Letter Agreement (collectively, the “Agreements”) are filed herewith as Exhibit B, Exhibit C and Exhibit D, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the transaction is to exercise control over the management and business of the Issuer, including the acquisition of one or more businesses or, alternatively, a sale or reorganization of the Issuer.

In connection with the transactions contemplated by the Agreements, (a) Elliott resigned as the sole director and as the Chief Executive Officer, President and Secretary of the Issuer, (b) Robert S. Ellin and Jay Krigsman were appointed as the Issuer’s directors and (c) Robert S. Ellin was appointed as the Issuer’s Chief Executive Officer and President.

Item 5. Interest in Securities of the Issuer.

(a)          Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,978,600 shares of the Common Stock, representing 95% of the Common Stock of the Issuer.

Trinad Capital L.P. (as the owner of 76.31% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2009) and Trinad Advisors II, LLC (as the general partner of Trinad Capital L.P.), may each be deemed the beneficial owner of 76.31% of the shares of the 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 3,036,069.6 shares, or 72.5%, of the Common Stock of the Issuer.

Trinad Capital International, Ltd. (as the owner of 23.69% of the shares of Trinad Capital Master Fund, Ltd.), may be deemed to be the beneficial owner of 23.69% of the shares of the 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 942,530.34 shares, or 22.5%, of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital L.P.) may be deemed the beneficial owners of 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 95% of the Common Stock of the Issuer.

9

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC and Trinad Capital International, Ltd., may be deemed the beneficial owners of  3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing approximately 95% of the Common Stock of the Issuer.

Each of Trinad Capital L.P., Trinad Management, LLC, Trinad Capital International, Ltd. and Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd and Trinad Management, LLC.

Mr. Ellin has power to direct the vote and power to direct the disposition of these shares of Common Stock.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 4,188,000 shares of the Issuer’s common stock, $0.0001 par value per share, as reported by the Issuer to be issued and outstanding as of December 31, 2009 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2010.

(b)           Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)           Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Trinad Capital Master Fund, Ltd. intends to make an in-kind distribution of approximately 2,236,769 of the Issuer Common Shares reported herein to certain of its investors in connection with the redemption of the investors’ interests in the fund. The Reporting Persons will file an amendment to this Schedule 13D upon the completion of the distribution.

Item 7. Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Securities Purchase Agreement, dated April 28, 2009
Exhibit C:  Letter Agreement, dated April 28, 2009
Exhibit D:  Letter Agreement, dated April 9, 2010

10

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2010

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

TRINAD CAPITAL L.P.
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

TRINAD CAPITAL INTERNATIONAL, LTD.

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, an individual		Robert S. Ellin, Managing Member of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd.

11

Exhibit A

Joint Filing Agreement
Pursuant To Rule 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  April 21, 2010

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

TRINAD CAPITAL L.P.
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

TRINAD CAPITAL INTERNATIONAL, LTD.

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd.

1

Exhibit B

Securities Purchase Agreement

THIS SECURITIES PURCHASE AGREEMENT is entered into as of April 28, 2009 (this “Agreement”), by and between Trinad Capital Master Fund, Ltd. (the “Seller”) and George Elliott (the “Buyer”).  Each party to this Agreement is referred to herein as a “Party,” and they are all referred to collectively as “Parties.”

WITNESSETH:

WHEREAS, the Seller is the owner of 3,978,000 shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Noble Medical Technologies, Inc., a Delaware corporation (the “Company”), which, constitutes 95% of the total outstanding shares of the Common Stock of the Company on a fully-diluted basis immediately prior to the Closing (as defined below); and

WHEREAS, the Seller desires to sell and the Buyer desires to purchase from the Seller the Shares on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1           Incorporation of Recitals.  The provisions and recitals set forth above are hereby referred to and incorporated herein and made a part of this Agreement by reference.

1.2           Sale and Purchase of Shares.  Subject to the terms and conditions of this Agreement, at the Closing, the Seller hereby agrees to sell to Buyer and Buyer agrees to purchase from the Seller the Shares in exchange for Buyer’s one share of Series B Preferred Stock of GoldSail Shipping Corporation (the “Purchase Price”).

1.3           Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”).  On the Closing Date, the Seller shall deliver to the Buyer: (a) stock certificate(s) evidencing the Shares in negotiable form, duly endorsed in blank, or with stock transfer powers attached thereto (or irrevocable instructions to the Company’s transfer agent authorizing the transfer of the Shares to Buyer) (the “Share Certificates”); (b) resignations of the officers and directors of the Company as designated by Buyer and their written appointment of one or more persons designated by Buyer as successor officers and directors; and (c) all corporate documents (minutes, resolutions, agreements and contracts), bank accounts, check books, common seals, memorandum and articles and amendments, etc. of the Company.  On the Closing Date, the Buyer shall deliver to Seller the Purchase Price in exchange for the Shares.

1.4           Payments at Closing.  On or before the Closing Date, the Company shall pay and discharge all outstanding liabilities (collectively, “Company Liabilities”).  Giving effect to these payments, it is the Parties’ intent that the Company shall, on the Closing Date and as of the Closing, have no liabilities and no assets.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth under the corresponding section of the disclosure schedules (the “Disclosure Schedules”) attached hereto as Exhibit A, which Disclosure Schedules shall be deemed a part hereof, the Seller hereby represents and warrants to Buyer that now and as of the Closing:

2.1           Due Organization and Qualification; Subsidiaries; Due Authorization.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its business and properties and to carry on its business in the places and in the manner as presently conducted.  The Company is duly qualified and in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any failure to qualify, which when taken together with all other failures to qualify, is not likely to have a material adverse effect on the business of the Company.

(b)           The Company does not have, and has never had, any subsidiaries and does not own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

(c)           Seller is the record and beneficial owner of the Shares and has sole power and authority over the disposition of the Shares.  The Shares are free and clear of any liens, claims, encumbrances, and charges.  The Shares have not been sold, conveyed, encumbered, hypothecated or otherwise transferred by Seller except pursuant to this Agreement.  Seller has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out his obligations hereunder.  This Agreement constitutes the valid and binding obligation of Seller.  The execution, delivery and performance by the Seller of this Agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect the Seller.  Seller is not a party to any agreement, written or oral, creating rights in respect of any of such Shares in any third party or relating to the voting of its Shares.  Seller is not a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Shares, and there are no restrictions of any kind on the transfer of any of the Shares other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws.  Seller acknowledges that Seller has been advised that Buyer or others may take various actions including actions which result in the Shares greatly increasing in value and that by executing this agreement, Seller expressly waives any and all right to participate in any way in any such increase in value of the shares of the Company.  Those creditors listed in the Disclosure Schedules are the only individuals or entities with any claims against the Company.  Other than as set forth on the Disclosure Schedules, the Company does not have any obligations or liabilities of any nature (matured or unmatured, fixed or contingent).

2.2           No Conflicts or Defaults.  The execution and delivery of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the Certificate of Incorporation or By-laws of the Company or (b) with or without the giving of notice or the passage of time  (i) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, commitment, arrangement, permit or license to which the Seller or the Company is a party or by which the Seller or the Company is bound (each a “Contract”), or any judgment, order or decree, or any federal, state or other statute, law, ordinance, rule or regulation to which the Seller or the Company is subject, (ii) result in the creation of, or give any party the right to create, any mortgage, security interest, lien, charge, easement, lease, sublease, covenant, option, claim, restriction or encumbrance or any other right or adverse interest (“Liens”) upon any of the properties or assets of the Company, (iii) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any Contract to which the Seller or the Company is a party or by which the Company’s assets are bound, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, the Seller or the Company is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

2.3           Capitalization.  On the Closing Date, the authorized capital stock of the Company consists of 21,000,000 shares of Common Stock, par value $0.0001 per share, of which 4,188,000 shares are, as of the date hereof, issued and outstanding (“Company Shares”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are, as of the date hereof, issued and outstanding.  All of the Company Shares are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, or any similar right of stockholders.  The Company Shares are not, and the Shares are not and will not be as of the Closing, subject to any preemptive or subscription right.  There is no outstanding voting trust agreement or other Contract, agreement, arrangement, option, warrant, call, commitment or other right of any character obligating or entitling the Company to issue, sell, redeem or repurchase any of its securities, and there is no outstanding security of any kind convertible into or exchangeable for the Common Stock of the Company, nor has the Company, or any of its agents orally agreed to issue any of the foregoing.  There are no declared or accrued unpaid dividends with respect to any shares of the Company’s Common Stock.  There are no agreements, written or oral, between the Company and any of its stockholders or among any stockholders relating to the acquisition (including without limitation rights of first refusal or preemptive rights), or disposition, or registration under the Securities Act or voting of the capital stock of the Company. There are no outstanding shares of Common Stock that are subject to vesting. The Company has no capital stock other than the Common Stock authorized, issued or outstanding.

2.4           Financial Statements.

(a)           SEC Documents. The Seller hereby makes reference to the following documents filed by the Company with the United States Securities and Exchange Commission (the “SEC”), as posted on the SEC’s website, www.sec.gov:  (collectively, the “SEC Documents”): (a) Registration Statement Under the Securities Act of 1933 on Form S-1 as filed on April 28, 2008 and all amendments thereto; (b) Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 and all amendments thereto; (c) Annual Report on Form 10-K for the period ended December 31, 2008; and (d) Current Report on Form 8-K as filed on February 12, 2009.  The SEC Documents constitute all of the documents and reports that the Company was required to file with the SEC pursuant to the Securities Act of 1933, as amended (“Securities Act”), and the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules and regulations promulgated thereunder by the SEC.  The financial statements included in the SEC Documents include a copy of the balance sheet of the Company at December 31, 2008 and at December 31, 2007, and the related statements of operations and stockholders’ cash flows for the fiscal year ended December 31, 2008 and the period from July 25, 2007 (inception) through December 31, 2007, including the notes thereto, as audited by Li & Company, PC, certified, independent accountants, and the balance sheet of the Company at March 31, 2008, June 30, 2008 and September 30, 2008 and the related statements of operations and stockholders’ cash flows for the three-, six- and nine-month periods, respectively, then ended prepared by the Company’s management (all such statements being referred to collectively as the “Company Existing Financial Statements”).  All the Company Existing Financial Statements, together with the notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles applied on a basis consistent throughout all periods presented.  These Company Existing Financial Statements present fairly the financial position of the Company as of the dates and for the periods indicated.  The books of account and other financial records of the Company have been maintained in accordance with U.S. GAAP.

(b)           Since the date of the latest Company Existing Financial Statements (the “Most Recent Date”), there has been no material adverse change in the condition, financial or otherwise, net worth, prospects or results of operations of the Company.  Without limiting the foregoing, since the Most Recent Date:

(i)             the Company has not sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the ordinary course of business;

(ii)            the Company has not entered into any agreement, Contract, commitment, lease or license (or series of related agreements, Contracts, commitments, leases and licenses);

(iii)           no party (including the Company) has accelerated, terminated, modified or canceled any agreement, Contract, lease or license (or series of related agreements, Contracts, leases and licenses) to which the Company is a party or by which the Company or its assets are bound;

(iv)           the Company has not made any capital expenditure (or series of related capital expenditures) of whatever nature;

(v)           the Company has not made any capital investments in, any loans to, or any acquisitions of the securities or assets of any other person (or a series of related capital investments, loans and acquisitions);
(vi)           declared or paid any dividends or made any other distribution to its stockholders whether or not upon or in respect of any shares of its capital stock;

(vii)          redeemed or otherwise acquired any shares of its capital stock (except upon the exercise of outstanding options) or any option, warrant or right relating thereto;

(viii)         the Company has not issued any notes, bonds or other debt securities, or created, incurred, assumed or guaranteed any liabilities, obligations or indebtedness for borrowed money or capitalized lease obligation;

(ix)           the Company has not canceled, compromised, waived or released any right or claim (or series of related rights and claims) or material indebtedness;

(x)            the Company has not made any loans to, or entered into any other transactions with, any of its directors, officers, or employees; and

(xi)           the Company has not committed to do any of the foregoing.

2.5           Further Financial Matters.  The Company does not have any (a) assets of any kind or (b) liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, and which are not reflected in the Company Existing Financial Statements.

2.6           Taxes.  The Company has filed all United States federal, state, county, local and foreign, national, provincial and local returns and reports which were required to be filed on or prior to the Closing Date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value-added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever (together, “Taxes”), and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of the Company and adequate reserves therefor have been established.  All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by the Company, as the case may be, such judgments were reasonable under the circumstances) and complete in all material respects.  The amount shown on the Company’s most recent balance sheet in the Company Existing Financial Statements as provision for taxes is sufficient in all material respects to pay all accrued and unpaid federal, state, local and foreign taxes for the period then ended and all prior periods.  No tax return or tax return liability of the Company has been audited or, is presently under audit.  The Company has not given or been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest).  There are no claims pending or, to the knowledge of the Seller, threatened, against the Company for past due Taxes.  All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of the Company, including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of the Company and in the Company Existing Financial Statements.  All such amounts and penalties are set forth in the Company’s most recent balance sheet in the Company Existing Financial Statements.

2.7           Indebtedness; Contracts; No Defaults; Liabilities.

(a)           The Company has no instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which the Company is a party.

(b)           Neither the Company, nor, to the Seller’s knowledge, any other person or entity, is in breach of, or in default under any Contract, agreement, arrangement, commitment or plan to which the Company is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a breach or default by the Company or, to the knowledge of the Seller, any other person or entity.  The Company has not received any notice of default under any Contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

(c)           Other than the Company Liabilities set forth on Schedule C, which shall be paid off immediately upon the closing, the Company has no liabilities.

2.8           Real Property.  The Company does not own or lease any real property.

2.9           Compliance.

(a)           The Company is not conducting its respective business or affairs in violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers.  The Company has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

(b)           The Company is in compliance with all applicable federal, state, local and foreign laws, rules and regulations.  There are no claims, notices, actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Sellers, threatened against the Company, and there are no past or present conditions that the Company has reason to believe are likely to give rise to any liability or other obligations of the Company under any circumstances.

2.10          Permits and Licenses.  The Company has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated.  The Company has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

2.11          Litigation.

(a)           There is no claim, dispute, action, suit, inquiry, proceeding or investigation pending or, to the knowledge of the Seller, threatened, against or affecting the business of the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened during the 12 month period preceding the date hereof;

(b)           There is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or affecting the business of the Company; and

(c)           The Company has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

2.12          Insurance.  The Company does not currently maintain any form of insurance.

2.13          Certificate of Incorporation and By-laws; Minute Books.  Copies of the Company’s Certificate of Incorporation and its By-laws have been provided to the Buyer.  Such copies of the Certificate of Incorporation and By-laws (or similar governing documents) of the Company, and all amendments to each  as provided are true, correct and complete.  The minute books of the Company as forwarded to the Buyer contain true, correct and complete records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), or similar governing bodies, since the time of its organization.  The stock books of the Company as forwarded to the Buyer are true, correct and complete.

2.14          Employee Benefit Plans.  The Company does not maintain, nor has the Company maintained in the past, any employee benefit plans (“as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees, officers or consultants of the Company, former employees, officers or consultants of the Company, their beneficiaries and dependents under which such employees, officers or consultants, former employees, officers or consultants, their beneficiaries and dependents are covered through an employment relationship with the Company, any entity required to be aggregated in a controlled group or affiliated service group with the Company for purposes of ERISA or the Internal Revenue Code of 1986 (the “Code”) (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, at any relevant time (“Benefit Plans”).

2.15          Patents; Trademarks and Intellectual Property Rights.  Except as set forth on Schedule 2.15 (such items set forth on Schedule 2.15 referred to herein as the “Intellectual Property”), the Company does not own or possess any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, Internet web site(s) or proprietary rights of any nature.  The business conducted by the Company has not and will not cause the Company to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, mask-works, licenses, trade secrets, processes, data, know-how or other intellectual property rights of any other person or entity.  The Company owns the entire right, title and interest in and to, and has the exclusive perpetual royalty-free right to use, the Intellectual Property, free and clear of all liens and encumbrances.  There are no pending or, to the knowledge of Seller, threatened claims against the Company by any person or entity with respect to any of the items, or their use, listed on Schedule 2.15.

2.16          Brokers.  The Company or the Seller has not agreed to or incurred any obligation or other liability that could be claimed against the Company, Seller or Buyers or any other person for any finder’s fee, brokerage commission or similar payment.

2.17          Affiliate Transactions.  No officer, director, employee or other affiliate of the Company (or any of the relatives or affiliates of any of the aforementioned persons) is a party to any agreement, Contract, commitment or transaction with the Company or affecting the business of the Company, or has any interest in any property, whether real, personal or mixed, or tangible or intangible, used in or necessary to the Company which will subject the Company to any liability or obligation from and after the Closing Date.

2.18          Quotation on OTCBB.  The Company’s Common Stock is currently eligible for quotation on the OTC Bulletin Board (the “Bulletin Board”), and the Company has not received any notices that its Common Stock will not be eligible for quotation on the Bulletin Board.

2.19          Compliance.  The Company has complied with the requirements of the Exchange Act and the Securities Act, and is current in its filings under the Exchange Act and the Securities Act.

2.20          Filings.  None of the filings made by the Company under the Exchange Act or the Securities Act contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

2.21          Consents.  Other than any applicable Current Report on Form 8-K under the Exchange Act, and any Section 13(a) or 15(d) filings, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (“Governmental Entity”) is required by or with respect to the Sellers in connection with the execution and delivery of this Agreement and any related agreements to which the Seller is a party or the consummation of the transactions contemplated hereby and thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws.

2.22          Schedules and Exhibits.  All lists or other statements, information or documents set forth in, or attached to any Disclosure Schedules, Schedules and Exhibits provided pursuant to this Agreement or delivered hereunder shall be deemed to be representations and warranties by the Company with the same force and effect as if such lists, statements, information and documents were set forth herein.  Any list, statement, document or any information set forth in, or attached to any Disclosure Schedules, Schedules or Exhibits provided pursuant to this Agreement or delivered hereunder shall not be deemed to constitute disclosure for the purposes of any other Disclosure Schedules, Schedules or Exhibits provided pursuant to this Agreement unless specific cross reference is made and shall survive after closing.

2.23          Environmental Matters.  The Company has never: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) illegally released any material amount of any substance that has been designated by any Governmental Entity or by applicable foreign, federal, state, or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws), but excluding office and janitorial supplies properly and safely maintained.

2.24          Representations and Warranties.  The representations and warranties of the Seller included in this Agreement and any list, statement, document or information set forth in, attached to any Disclosure Schedules, Schedules and Exhibits provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading, under the circumstance under which they were made and shall survive after Closing as set forth herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Company that now and as of the Closing:

3.1           Authority Relative to this Agreement.  Buyer has the requisite power and/or authority to enter into this Agreement and carry out its obligations hereunder.  This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

3.2            Buyer Representation Regarding the Securities.  The Buyer understands that the Shares have not been and will not be registered under the Securities Act or any United States state securities laws and the Shares are being offered and sold pursuant to Regulation S under the Securities Act based in part on the truth and accuracy of the representations of the Buyer set forth herein.  The Buyer is purchasing the Shares for its own account for investment purposes only and not with a view to the distribution thereof nor on behalf of or for the benefit of any U.S. person and the sale and resale of the Shares have not been prearranged with any U.S. person.  Notwithstanding the foregoing, the undersigned may resell the Shares in accordance with the below.  The Buyer agrees that prior to the expiration of a period commencing on the date of the issuance of the Shares and ending one year from the issuance of the Shares (the “Distribution Period”), the Buyer shall not offer, sell, assign, transfer, pledge, encumber or otherwise dispose of the Shares to U.S. persons or for the account or benefit of U.S. persons and it will not resell the Shares except (1) outside the United States in an offshore transaction in compliance with Regulation S under the Securities Act; (2) pursuant to an exemption from registration under the Securities Act; or (3) pursuant to an effective and current registration statement under the Securities Act.  The Buyer further agrees that during the Distribution Period it shall not engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

3.3            Buyer Status.  The Buyer is not a U.S. person (“U.S. person”) as that term is defined in Rule 902(k) of Regulation S of the Securities Act and the Shares have not been offered to the Buyer in the United States and at the time of the offer the Buyer was physically outside of the United States.

3.4            Experience of the Buyer.  The Buyer has (a) been furnished with all information which it deems necessary to evaluate the merits and risks of the purchase of the Shares; (2) had the opportunity to ask questions concerning the Shares and the Company and all questions posed have been answered to its satisfaction; (3) been given the opportunity to obtain any additional information it deems necessary to verify the accuracy of any information obtained concerning the Shares and the Company; and (4) such knowledge and experience in financial and business matters that it is able to evaluate the merits and risks of purchasing the Shares and to make an informed investment decision relating thereto.

3.5            General Solicitation.  The Buyer is not receiving the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

ARTICLE IV

COVENANTS OF THE SELLER

4.1           Resignation and Appointment of the Company’s Officers and Directors.  Effective as of the Closing Date, or such later date as agreed to between the Buyer and Seller, (i) except for the existing Chief Financial Officer, the Seller will cause the Company’s officers to resign and be duly replaced by the Buyer’s designees; and (ii) the Seller will cause the Company to cause the Buyer’s director designees to be duly appointed.

4.2           Preparation of Periodic Reports.  From the Closing Date and until the earlier of (i) nine months from the date hereof and (ii) such time as there is a “change in control” of the Company, Seller will, at its own cost and expense, arrange for the preparation of the regular periodic reports required to be filed by the Company with the SEC pursuant to the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder.  For purposes of this Section 4.2, a “change in control” of the Company shall be deemed to occur if a third party (or parties) acquires, directly or indirectly, securities of the Company representing 50% or more of the total voting power of the Company.

ARTICLE V

DELIVERIES & CONDITIONS

5.1           Items to be delivered to the Buyer at the Closing by the Seller.  The Buyer’s obligation to purchase the Shares hereunder is conditioned on the following closing conditions and deliveries:

(a)           Delivery by the Seller of the following:

(i)             copies of the Company’s Certificate of Incorporation and amendments thereto, By-laws and amendments thereto;

(ii)            all minutes and resolutions of the board of directors and of the stockholders (and meetings of stockholders) in possession of the Company;

(iii)           stockholder list of the Company;

(iv)           all financial statements and tax returns in possession of the Company;

(v)            all applicable schedules hereto;

(vi)           Letters of resignation from the Company’s current officers and directors to be effective upon Closing and confirming that they have no claim against the Company in respect of any outstanding remuneration or fees of whatever nature to be effective upon closing and after the appointments, with the resignation of the directors to take effect on the Closing Date;

(vii)          Executed board resolutions authorizing and approving the actions to be performed by the Company hereunder and appointing designees of the Buyer as members of the board of directors or officers of the Company as set forth in Schedule D;

(viii)          A certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing this Agreement and all exhibits and schedules hereto and all other documents, instruments and writings required pursuant to this Agreement (the “Transaction Documents”), (ii) a copy of the Certificate of Incorporation and By-Laws of the Company, as in effect on and as of the Closing Date, and (iii) a copy of the resolutions of the Board of Directors of the Company authorizing and approving the Company’s execution, delivery and performance of the Transaction Documents, all matters in connection with the Transaction Documents, and the transactions contemplated thereby;

(ix)           A certificate, executed by the President of the Company as of the Closing Date, certifying to the fulfillment of all of the conditions to the Buyer’s obligations under this Agreement and certifying that each of the representations and warranties of the Seller as set forth in Section 2 of this Agreement is true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date;

(x)            A duly executed copy of this Agreement;

(xi)           The Share Certificates (or an instruction letter issued by the Company to the Company’s transfer agent authorizing and instructing the transfer of the Shares from the Seller to the Buyer pursuant to this Agreement and the signed instruments of transfer for the Share Certificates);

(xii)           Good standing and existence certificates for the Company from the State of Delaware; and

(xiii)          Any other document reasonably requested by the Buyer that the Buyer deems necessary for the consummation of this transaction.

(b)           The Buyer is satisfied with its due diligence investigation of the Company, in its sole discretion;

(c)           The Buyer’s designees for the officer and director positions of the Company shall have been duly appointed; and

(d)           The representations and warranties set forth in Article 2 of this Agreement shall be true and correct in all material respects.

5.2           Items to be delivered at Closing by Buyer.  The Seller’s obligations to sell the Shares hereunder are conditioned on the following closing conditions and deliveries by the Buyer:

(a)           All applicable exhibits and schedules hereto;

(b)           A duly executed copy of this Agreement;

(c)           Any other document reasonably requested by the Seller that it deems necessary for the consummation of this transaction; and

(d)           The Purchase Price.

ARTICLE VI

TERMINATION

6.1           Termination.  This Agreement may be terminated:

(a)           at any time before, or at, Closing by written notice of the Buyer;  and

(b)           prior to the Closing by any Party at any time if any provision (including, but not limited to, the representations and warranties) of this Agreement that is applicable to or required to be performed by the other Party shall be materially untrue or shall become incapable of being accomplished or if any conditions set forth in Article 5 hereof have not been fully satisfied as of the Closing Date.

Upon termination of this Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each Party shall bear its own costs and expenses.

ARTICLE VII

INDEMNIFICATION

7.1           Indemnification.

(a)           Obligation of Seller to Indemnify.  Seller agrees to indemnify, defend and hold harmless Buyer (and its directors, officers, employees, affiliates, stockholders, debenture holders, agents, attorneys, successors and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys’ and consultants’ fees and disbursements) (collectively, “Losses”) based upon, arising out of or otherwise in respect of any (i) inaccuracy in any representation or warranty of the Seller contained in this Agreement or (ii) breach by the Seller of any covenant or agreement contained in this Agreement.

(b)           Obligation of Buyer to Indemnify.  Buyer agrees to indemnify, defend and hold harmless Seller from and against all Losses based upon, arising out of or otherwise in respect of any (i) inaccuracy in any representation or warranty of the Buyer contained in this Agreement or (ii) breach by the Buyer of any covenant or agreement contained in this Agreement.

(c)           Notice and Opportunity to Defend.  Promptly after receipt by any person entitled to indemnity under this Agreement (an “Indemnitee”) of notice of any demand, claim or circumstances which, with the lapse of time, would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”) that may result in a Loss, the Indemnitee shall give notice thereof (the “Claims Notice”) to any other party (or parties) who is or may be obligated to provide indemnification pursuant to Section 7.1(a) (the “Indemnifying Party”).  The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee.

(d)           The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability.  If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within 30 days after the date the Claims Notice is given (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability.  If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability and all reasonable expenses incurred by the Indemnitee in defending or compromising such Asserted Liability, all amounts required to be paid in connection with any such Asserted Liability pursuant to the determination of any court, governmental or regulatory body or arbitrator, and amounts required to be paid in connection with any compromise or settlement consented to by the Indemnitee, shall be borne by the Indemnifying Party.  Except as otherwise provided in the immediately preceding sentence, the Indemnitee may not settle or compromise any claim over the objection of the Indemnifying Party.  In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in (but the Indemnitee may not control) the defense of such Asserted Liability.  If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

ARTICLE VIII

MISCELLANEOUS

8.1           Survival of Representations, Warranties and Agreements.  All representations, warranties and statements made by a Party in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date.  Each of the Parties hereto is executing and carrying out the provisions of this Agreement in reliance upon the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation which it might have made or any representation, warranty, agreement, promise or information, written or oral, made by the other Party or any other person other than as specifically set forth herein.

8.2           Access to Books and Records.  During the course of this transaction through Closing, the Seller agrees to make available for inspection all Company corporate books, records and assets, and otherwise afford the Buyer and its respective representatives, reasonable access to all documentation and other information concerning the business, financial and legal conditions of the Company for the purpose of conducting a due diligence investigation thereof.  Such due diligence investigation shall be for the purpose of satisfying each Party as to the business, financial and legal condition of the Company for the purpose of determining the desirability of consummating the proposed transaction.  The Parties further agree to keep confidential and not use for their own benefit, except in accordance with this Agreement any information or documentation obtained in connection with any such investigation.

8.3           Further Assurances.  If, at any time after the Closing, the Parties hereby mutually agree that any further deeds, assignments or assurances in law or any other things are necessary, desirable or proper to complete the transactions contemplated hereby in accordance with the terms of this Agreement or to vest, perfect or confirm, of record or otherwise, the title to any property or rights of the Parties hereto, the Parties agree that their proper officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors the Parties are fully authorized to take any and all such action.

8.4           Notice.  All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the Party for whom intended, as follows, or to such other address or facsimile number as may be furnished by that Party by notice in the manner provided herein:

If to Buyer:

George Elliott
Kifissias 36 Maroussi
Athens Greece 151 25
Tel:003 0210 6846943
Fax: 003 0210 6846083

If to Seller:

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars
Suite 2550
Los Angeles, CA 90067
Attn: Jay Wolf
Tel: 310-601-2500
Fax:  310-277-2741

8.5           Entire Agreement.  This Agreement, the Exhibits and Schedules hereto and any instruments and agreements to be executed pursuant to this Agreement, set forth the entire understanding of the Parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the Parties hereto.  No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance.  Failure of any Party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

8.6           Successors and Assigns.  This Agreement shall be binding upon, enforceable against and inure to the benefit of, the Parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person.  This Agreement may not be assigned by the Seller except with the prior written consent of the Buyer.  This Agreement and all of the obligations of the Seller may be assigned by the Buyer without the prior notice to the Seller or written consent of the Seller and upon assignment, all of the rights and obligations of Buyer shall be the rights and obligations of the Buyer’s designated assignee.

8.7            Governing Law.  This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Delaware that are applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

8.8            Construction.  Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement.  References herein to Articles, Sections and Exhibits are to the articles, sections and exhibits, respectively, of this Agreement.  The Schedules hereto are hereby incorporated herein by reference and made a part of this Agreement.  As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates.

8.9            Severability.  If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

8.10          Arbitration.  Any controversy arising out of, connected to, or relating to any matters herein of the transactions with the Parties hereto on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of federal and/or state securities laws, banking statutes, consumer protection statutes, federal and/or state anti-racketeering (e.g. RICO) claims as well as any common law claims and any state law claims of fraud, negligence, negligent misrepresentations, and/or conversion, or the laws of any territory, country or jurisdiction, shall be settled by arbitration; and in accordance with this paragraph any judgment on the arbitrator’s award may be entered in any court having jurisdiction thereof.  In the event of such a dispute, each Party agrees to arbitration conducted through the auspices of American Arbitration Association.  Venue for any action shall lie in the State of New York, U.S.A.

8.11          Confidentiality; Public Disclosure.  Except as otherwise required by law, stock exchange, listing agency or similar body, each of the Parties hereto hereby agrees that the information obtained pursuant to the negotiation and execution of this Agreement shall be treated as confidential and not be disclosed to third parties who are not agents of one of the Parties to this Agreement.

8.12          Notification of Certain Matters.  Each Party shall give prompt notice to the other of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate and (ii) any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the Party receiving such notice.  Further, disclosure pursuant to this Section shall not be deemed to amend or supplement the Schedules hereto or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

8.13          Currency.  The parties hereto agree that all monetary amounts set forth herein are referenced in United States dollars, unless otherwise stated.

8.14          Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

8.15          Counterparts.  This Agreement may be executed in counterparts and by facsimile signatures.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.  All such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the date first set forth above.

BUYER:

George Elliott
/s/ George Elliott

SELLER:

TRINAD CAPITAL MASTER FUND, LTD.

By:	Jay A. Wolf
/s/ Jay A. Wolf

Exhibit C

George Elliott
Kifissias 36 Maroussi
Athens Greece 151 25

April 28, 2009

Trinad Capital Master Fund. Ltd.
2121 Avenue of the Stars, #1650
Los Angeles, CA 90067

Dear Mr. Wolf:

Reference is hereby made to that certain Securities Purchase Agreement between us, dated as of even date herewith (the “Agreement”), whereby, among other things, 1 have agreed to purchase your 3,978,000 shares of common stock of Noble Medical Technologies, Inc. (“NBLM”) (collectively, the “NBLM Shares”) in exchange for my one share of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) in GoldSail Shipping Corporation. This letter will confirm our agreement that 1 may be required to pay you a fee on the terms and conditions set forth herein.

1.
Transaction Fee. As further consideration, and to induce you to enter into the Agreement. if a transaction requiring the conversion of the Series B Preferred Stock has not been consummated on or prior to the nine-month anniversary of the date of this letter agreement (the “Termination Date”) you shall be entitled to receive a fee of 5400.000 (the “Trinad Fee”). The Trinad Fee may be satisfied in full, at my option, by either (A) my directing ANAXMAR Segregated Portfolio to pay you 5400,000 in cash or (B) my return of the NBLM Shares to you; provided, that, at the time of such return of the NBLM Shares (i) NBLM shall be current in its filings with the U.S. Securities and Exchange Commission. (ii) NBLM shall have the same number of shares of common stock issued and outstanding as it has on the date hereof, with no options, warrants or convertible securities issued or outstanding and (iii) NBLM shall have at least the same net worth (assets less liabilities) as it has as of the date hereof. The Trinad Fee, if required to be paid, shall be paid within 30 days after the Termination Date and only upon your returning to me the stock certificate evidencing the Series B Preferred Stock (with appropriate stock powers).

2.	Miscellaneous.

A.
The terms. provisions and conditions of this letter agreement are solely for the benefit of the parties hereto and their respective heirs, successors and permitted assigns and no other person or entity shall acquire or have a right by virtue of this letter agreement. This letter agreement may not be assigned by any party without prior written consent of the other parties.

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B.
This letter agreement contains the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and all prior writings and discussions are hereby merged into this letter agreement. No provision of this letter agreement may be waived or amended except in a writing signed by the parties. A waiver or amendment of any term or provision of this letter agreement shall not be construed as a waiver or amendment of any other term or provision.

C.
Each party represents and warrants that it will comply with all applicable federal and state securities and all other federal, state or local laws. rules and regulations relating hereto and that it shall not circumvent or frustrate the intent of this letter agreement.

D.
This letter agreement may be executed by facsimile signatures and in multiple counterparts, each of which shall be deemed an original. it shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

E.
This letter agreement shall be governed by and constructed under the laws of the State of Delaware without regard to such state’s conflicts of law principles, and may be amended, modified or supplemented only by written instrument executed by parties hereto.

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If the foregoing correctly sets forth the entire understanding and agreement between the us, please so indicate by executing this letter agreement as indicated below and returning an executed copy, whereupon this letter agreement shall constitute a binding agreement as of the date first above written.

Very truly yours,

/s/ George Elliott
George Elliott

ACCEPTED AND AGREED TO:

Trinad Capital Master Fund, Ltd.

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Managing Director

ANAXMAR Segregated Portfolio

By:	/s/ George Elliott
Name:	George Elliott

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Exhibit D

AGREEMENT

April 9, 2010

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, CA 90067

Dear Mr. Ellin:

Reference is hereby made to that certain Letter Agreement by and among George Elliott (“Elliott”), Trinad Capital Master Fund, Ltd., (“Trinad”) and ANAXMAR Segregated Portfolio, dated April 28, 2009 (the “Letter Agreement”), whereby, among other things, Elliott has been given the option to pay the Trinad Fee and satisfy in full his obligations to Trinad under the Letter Agreement by returning the NBLM Shares to Trinad, provided that Trinad shall have returned to Elliott the stock certificate evidencing the Series B Preferred Stock (with the appropriate stock powers). This agreement confirms that Elliott has elected to assign and transfer to Trinad the NBLM Shares owned by Elliott to fully satisfy his obligations to Trinad under the Letter Agreement and that Trinad in return hereby assigns and transfers to Elliott the Series B Preferred Stock, on the terms and conditions set forth herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Letter Agreement.

1.
Transfer of NBLM Shares. By executing this agreement and delivering the stock certificate representing the Noble Shares with the executed stock power in the form attached hereto as Exhibit A (or a Affidavit of Lost Certificate acceptable to Trinad), Elliott hereby assigns and transfers to Trinad 3,978,600 shares of common stock of Noble Medical Technologies, Inc. owned by Elliott.

2.
Transfer of the Series B Preferred Stock. By executing this agreement and delivering the stock certificate representing the Series B Preferred Stock with the executed stock power in the form attached hereto as Exhibit B, Trinad hereby assigns and transfers to Elliott the Series B Preferred Stock owned by Trinad and any of its investors.

3.
Termination of Letter Agreement. Trinad and Elliott hereby acknowledge and agree that Trinad and Elliott have fully satisfied their obligations to each other under the Letter Agreement and that the Letter Agreement has no further force or effect as of the date hereof.

A.
Representations and Warranties of Trinad. Trinad is the owner of the Series B Preferred Stock and has the full legal right, sole power and authority over the disposition of the Series B Preferred Stock. The Series B Preferred Stock is free and clear of any liens, claims, encumbrances, charges, options or rights of third parties with respect thereto. The Series B Preferred Stock has not been sold, conveyed, encumbered. hypothecated or otherwise transferred by Trinad except pursuant to this agreement. Trinad has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder. This agreement constitutes the valid and binding obligation of Trinad. The execution, delivery and performance by the Trinad of this agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect Trinad. Trinad is not a party to any agreement, written or oral, creating rights in respect of any of such Series B Preferred Stock in any third party. Trinad is not a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Series B Preferred Stock, and there are no restrictions of any kind on the transfer of any of the Series B Preferred Stock other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws.

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4.
Representations and Warranties of Elliott. Elliott is the owner of the NBLM Shares and has the full legal right, sole power and authority over the disposition of the NBLM Shares. The NBLM Shares are free and clear of any liens, claims, encumbrances, charges, options or rights of third parties with respect thereto. The NBLM Shares have not been sold, conveyed, encumbered, hypothecated or otherwise transferred by Elliott except pursuant to this agreement. Elliott has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out his obligations hereunder. This agreement constitutes the valid and binding obligation of Elliott. The execution. delivery and performance by the Elliott of this agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect Elliott. Elliott is not a party to any agreement, written or oral, creating rights in respect of any of such NBLM Shares in any third party. Elliott is not a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the NBLM Shares, and there are no restrictions of any kind on the transfer of any of the NBLM Shares other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act-) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws.

5.	Miscellaneous.

A.
The terms, provisions and conditions of this agreement are solely for the benefit of the parties hereto and their respective heirs, successors and permitted assigns and no other person or entity shall acquire or have a right by virtue of this agreement. This agreement may not be assigned by any party without prior written consent of the other parties.

B.
This agreement contains the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and all prior writings and discussions are hereby merged into this agreement. No provision of this agreement may be waived or amended except in a writing signed by the parties. A waiver or amendment of any term or provision of this agreement shall not be construed as a waiver or amendment of any other term or provision.

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C.
Each party represents and warrants that it will comply with all applicable federal and state securities and all other federal, state or local laws, rules and regulations relating hereto and that it shall not circumvent or frustrate the intent of this agreement.

D.
Each party will indemnify, defend and hold harmless the other party from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities (whether absolute, accrued, contingent or otherwise), costs and expenses, including, but not limited to, interest, penalties and reasonable attorneys’ fees and expenses (collectively, “Losses”), asserted against, imposed upon or incurred by the other party, directly or indirectly, by reason of or resulting from or relating to the breach of any representation, warranty. covenant contained in this agreement, regardless of whether such Losses arise as a result of the negligence, strict liability or any other liability imposed under any theory of law, or equity, or violation of any law by, the indemnifying party.

E.
This agreement may be executed by facsimile signatures and in multiple counterparts, each of which shall be deemed an original. It shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

F.
This agreement shall be governed by and constructed under the laws of the State of Delaware without regard to such state’s conflicts of law principles, and may be amended, modified or supplemented only by written instrument executed by parties hereto.

If the foregoing correctly sets forth the entire understanding and agreement between the us, please so indicate by executing this agreement as indicated below and returning an executed copy, whereupon this agreement shall constitute a binding agreement as of the date first above written.

Very truly yours,

/s/ George Elliott
George Elliott

ACCEPTED AND AGREED TO:

Trinad Capital Master Fund, Ltd.

By:	/s/ Robert S. Ellin
Name:	Robert S. Ellin
Title:	Director

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